FUNDINGHOPE

GWREI Group, LLC FBN Gracious Wellsprings

OFFERING STATEMENT

Regulation Crowdfunding Offering – Updated February 20, 2026

GWREI Group, LLC FBN Gracious Wellsprings
Regulation Crowdfunding (Reg CF)
Offering Statement

Issuer Information

Name: GWREI Group, LLC FBN Gracious Wellsprings

Entity Type: Limited Liability Company

Jurisdiction of Incorporation: California

Business Address: 2533 S Spaulding Ave., Los Angeles, CA 90016

Website: https://graciouswellsprings.com

CIK Code: 0002105728

Name of Intermediary: FundingHope, LLC

• **CIK Number: 0001940213**

• **SEC File Number: 007-00380**

• **CRD Number: 324064**

Intermediary Compensation: 4% of capital raised during the offering, plus pass-through fees associated with background checks, escrow due diligence fees, and transactional fees charged by third party vendors of the platform.

The company has paid $1,495 to the intermediary for the required Issuer Commitment Fee. This fee was paid by the issuer and not from offering proceeds.

FundingHope has no direct or indirect interest in the issuer.

Investor Transaction Fee (FundingHope):

Investors will be charged a platform transaction fee equal to 2% of their investment. This fee is non-refundable once the transaction completes and funds are released from escrow.

Escrow Facilitator

Investor funds are held by North Capital Private Securities Corporation, serving solely as the qualified third-party escrow facilitator.

Type of Offering: Convertible Note

Target and Maximum Offering Amounts: $50,000 - $1,000,000

Deadline to Reach Target Offering Amounts: August 22, 2026

GWREI Group, LLC FBN Gracious Wellsprings that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the issuer nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors & Officers

Directors of GWREI Group, LLC (Gracious Wellsprings)

Director 1

Name: Michael Pahed Westerband

Dates of Board Service: August 2024 – Present

Current Occupation: Chief Executive – GWREI Group, LLC

Employer's Business Description: Gracious Wellsprings operates structured sober living homes that provide stable, recovery-supportive housing for individuals engaged in addiction treatment or early recovery. Our model emphasizes accountability, safety, and community, helping residents remain engaged in treatment while rebuilding independent, productive lives. We operate within the recovery housing sector of the broader addiction treatment and behavioral health industry. Recovery housing serves as a critical bridge between clinical treatment and independent living, addressing housing stability, accountability, and community support during the most vulnerable stages of recovery.

3-Year Employment History:

- GWREI Group, LLC (Gracious Wellsprings) | Los Angeles, CA
- Co-Founder / Administrative Executive | August 2024 – Present

- Oversee management operations for Sober Living housing services company. Complete administrative tasks such supplies purchasing and bookkeeping, and structure house initial setup
- Amos Capital Technologies, LLC | Los Angeles, CA
- Automated Futures Investment Manager / Trader | October 2021 – Present
- Oversee private investment fund operations utilizing algorithmic trading strategies and continuous optimization to analyze market dynamics and achieve risk-adjusted portfolio growth in financial future markets. Apply technical analysis and genetic programming machine-learning tools to engineer, test, and refine software solutions for thousands of algorithmic trading strategies aimed at enhancing accuracy and scalability. Optimize office infrastructure by efficiently selecting and assembling custom server hardware, virtual machines, racks, UPS, and network systems for seamless operational continuity. Direct live execution, real-time monitoring, and meticulous record-keeping for a portfolio of 30 automated trading strategies to maintain performance consistency through rigorous forward-testing and strategic rebalancing

All Positions and Offices Held with Issuer:

CEO and Co-founder, August 2024 – Present

Director 2

Name: Andrew William Tyree

Dates of Board Service: August 2024 – Present

Current Occupation: Chief Operations Officer – GWREI Group, LLC

Employer's Business Description: Gracious Wellsprings operates structured sober living homes that provide stable, recovery-supportive housing for individuals engaged in addiction treatment or early recovery. Our model emphasizes accountability, safety, and community, helping residents remain engaged in treatment while rebuilding independent, productive lives. We operate within the recovery housing sector of the broader addiction treatment and behavioral health industry. Recovery housing serves as a critical bridge between clinical treatment and independent living, addressing housing stability, accountability, and community support during the most vulnerable stages of recovery.

3-Year Employment History:

Real Estate Agent EXP Realty – Los Angeles, CA: December 10, 2020 – Present

- Specialize in helping buyers, sellers, and investors make strategic real estate purchases that positively impact their financial futures.

- Provide personalized consultation to clients, guiding them through market analysis, property selection, and negotiation processes.

Real Estate Investor Independent – Los Angeles, CA: February 10, 2016 – Present

- Focus on purchasing multifamily properties in Los Angeles and converting them into affordable housing for marginalized and low-income families.
- Work closely with investors to evaluate potential properties, create investment plans, and manage renovations.

Owner/Operator Coast to Costa Travel – Los Angeles, CA: September 24, 2012 – October 30, 2024

- Managed marketing, sales, and tour operations in Latin America for over 12 years, leading a team to deliver exceptional travel experiences.
- Developed strategic partnerships and led promotional campaigns to expand clientele and grow the company's presence in the travel industry.

All Positions and Offices Held with Issuer:

COO and Co-founder, August 2024 – Present

Officers of GWREI Group, LLC (Gracious Wellsprings)

Officer 1

Name: Michael Pahed Westerband

Dates of Board Service: August 2024 – Present

Current Occupation: Chief Executive – GWREI Group, LLC

Primary Responsibilities: The CEO is responsible for the administrative, financial, and systems foundation of the company, ensuring the organization operates efficiently, remains compliant, and is positioned to scale. This role oversees core backend functions including software and systems setup, financial administration, budgeting and cash-flow tracking, payment of invoices, and preparation of financial records for accounting, legal, and investor review. The CEO maintains business documentation, insurance, and compliance requirements, develops internal processes and standard operating procedures, and supports fundraising and investor communications by providing accurate reporting and operational transparency.

3-Year Employment History:

- GWREI Group, LLC (Gracious Wellsprings) | Los Angeles, CA
- Co-Founder / Administrative Executive | August 2024 – Present

- Oversee management operations for Sober Living housing services company. Complete administrative tasks such supplies purchasing and bookkeeping, and structure house initial setup
- Amos Capital Technologies, LLC | Los Angeles, CA
- Automated Futures Investment Manager / Trader | October 2021 – Present
- Oversee private investment fund operations utilizing algorithmic trading strategies and continuous optimization to analyze market dynamics and achieve risk-adjusted portfolio growth in financial future markets. Apply technical analysis and genetic programming machine-learning tools to engineer, test, and refine software solutions for thousands of algorithmic trading strategies aimed at enhancing accuracy and scalability. Optimize office infrastructure by efficiently selecting and assembling custom server hardware, virtual machines, racks, UPS, and network systems for seamless operational continuity. Direct live execution, real-time monitoring, and meticulous record-keeping for a portfolio of 30 automated trading strategies to maintain performance consistency through rigorous forward-testing and strategic rebalancing

All Positions and Offices Held with Issuer:

CEO and Co-founder, August 2024 – Present

Officer 2

Name: Andrew William Tyree

Dates of Board Service: August 2024 – Present

Current Occupation: Chief Operations Officer – GWREI Group, LLC

Primary Responsibilities: The COO is responsible for day-to-day execution across sober living operations, occupancy performance, sales, and external relationships. This role oversees house operations, resident flow, and on-site leadership while driving demand through treatment-center partnerships and referral relationships. The COO manages vendor and contractor relationships, including onboarding, performance oversight, and coordination with house operations. In addition, the COO ensures consistent application of house standards, monitors resident experience and safety, identifies operational improvements to maximize occupancy and retention, and provides regular operational and occupancy updates.

3-Year Employment History:

Real Estate Agent EXP Realty – Los Angeles, CA: December 10, 2020 – Present

- Specialize in helping buyers, sellers, and investors make strategic real estate purchases that positively impact their financial futures.

- Provide personalized consultation to clients, guiding them through market analysis, property selection, and negotiation processes.

Real Estate Investor Independent – Los Angeles, CA: February 10, 2016 – Present

- Focus on purchasing multifamily properties in Los Angeles and converting them into affordable housing for marginalized and low-income families.
- Work closely with investors to evaluate potential properties, create investment plans, and manage renovations.

Owner/Operator Coast to Costa Travel – Los Angeles, CA: September 24, 2012 – October 30, 2024

- Managed marketing, sales, and tour operations in Latin America for over 12 years, leading a team to deliver exceptional travel experiences.
- Developed strategic partnerships and led promotional campaigns to expand clientele and grow the company's presence in the travel industry.

All Positions and Offices Held with Issuer:

COO and Co-founder, August 2024 - Present

Principal Security Holders

Name of Holder	# & Class of Securities	% of Voting Power	Notes (optional)
AmosX Holdings LLC	50 Percent	50	Beneficial Owner: Michael Westerband
1451 Holdings LLC	50 Percent	50	Beneficial Owner: Andrew Tyree

Business and Anticipated Business Plan

Company Overview — What We Do

We operate structured sober living homes that provide stable, recovery-supportive housing for individuals engaged in addiction treatment or early recovery. Our homes are designed to bridge the critical gap between clinical treatment and independent living by offering a safe, accountable environment where residents can remain engaged in care while rebuilding structure, responsibility, and daily life skills.

Unlike informal or loosely managed recovery housing, our model emphasizes consistent standards across every home we operate. This includes clearly defined house rules, on-site leadership, accountability structures, and strong coordination with treatment providers and referral partners. Residents typically enter our homes while participating in outpatient or step-down treatment programs and remain for several months as they stabilize, establish routines, and prepare for independent living.

We view sober living as essential infrastructure within the broader recovery ecosystem. Housing stability is one of the strongest predictors of sustained recovery, yet high-quality, professionally operated recovery housing remains fragmented and undersupplied in many markets. Our business exists to professionalize this segment by combining mission-driven care with operational discipline, predictable unit economics, and scalable systems.

How the Business Operates

Each sober living home functions as a repeatable operating unit with standardized setup, pricing, policies, and staffing expectations. Homes are typically gender-specific and structured to foster community, accountability, and safety. On-site or designated house managers provide oversight, enforce rules, and support residents in meeting program expectations.

Demand is primarily referral-driven through relationships with treatment centers, clinicians, and recovery professionals. Many of these providers require or strongly recommend sober living as a condition for participation in outpatient or intensive outpatient programs, creating consistent, non-discretionary housing demand. This referral-based approach reduces reliance on consumer marketing and supports steady occupancy.

Revenue is generated through monthly rent paid per bed, often supplemented by program or administrative fees where appropriate. Length of stay typically ranges from several months, creating recurring revenue while allowing for predictable resident turnover and intake. At the home level, costs are largely fixed, enabling strong unit economics when occupancy is maintained.

What Differentiates Us

Our differentiation lies in professionalization and consistency. While many sober living operators are small, informal, or highly localized, we focus on standardized operations, documented processes, and disciplined growth. This allows us to maintain quality across homes while building a platform that can scale responsibly across additional properties and markets.

We also prioritize strong alignment with treatment providers, viewing ourselves as a housing partner rather than a standalone service. This alignment strengthens referral pipelines, improves resident outcomes, and embeds our homes within the broader continuum of care.

Go-Forward Business Plan

1. Disciplined Expansion of Housing Capacity

Our primary growth strategy is to expand the number of sober living homes we operate in markets where demand is already validated through existing referral relationships. Rather than speculative expansion, we prioritize opening homes where partnerships and demand are already established, allowing new capacity to come online efficiently.

2. Maintain High Occupancy and Strong Unit Economics

Operational focus will remain on occupancy management, resident experience, and cost discipline at the home level. By maintaining consistent standards and strong referral relationships, we aim to keep homes operating near capacity while preserving predictable margins.

3. Strengthen Partnerships and Referral Networks

We will continue to deepen relationships with treatment providers, clinicians, and recovery professionals. These partnerships are a core driver of demand and serve as a competitive advantage by embedding our housing within treatment pathways rather than relying on direct-to-consumer acquisition.

4. Build Scalable Infrastructure

As the portfolio grows, we will continue investing in backend systems, compliance processes, and internal reporting. This includes refining software systems, documentation, and operating procedures to support multi-location operations without a proportional increase in overhead.

5. Develop a Trusted Regional Platform

Over time, our goal is to establish a trusted, multi-location sober living platform recognized for consistency, accountability, and professionalism. This positions the company to expand geographically, attract long-term partners, and operate sustainably within a growing recovery housing market.

Long-Term Vision

Our long-term vision is to help professionalize recovery housing by proving that sober living can deliver both meaningful social impact and disciplined business performance. By combining stable housing, structured accountability, and operational excellence, we aim to improve recovery outcomes, strengthen communities, and build a durable platform that scales responsibly over time

Risk Factors

General Investment Risks

• Speculative Investment: An investment in the Company is speculative and involves a high degree of risk, including the possible loss of the entire investment.

• Illiquidity: The securities are illiquid, and there is no public market for resale. Investors may be unable to sell or transfer their investment.

• No Guaranteed Returns: There is no assurance of profitability, distributions, or return of capital. Past performance, if any, is not indicative of future results.

• Forward-Looking Statements: Projections, plans, or expectations are forward-looking and subject to change; actual results may differ materially.

Early-Stage Company Risks

• Limited Operating History: The Company has a limited operating history, which makes it difficult to evaluate long-term performance.

• Execution Risk: The Company's success depends on its ability to execute its operating plan effectively.

• Resource Constraints: As a small organization, the Company may face constraints in staffing, capital, and systems as it grows.

Operating & Management Risks

• Dependence on Key Personnel: The Company relies heavily on the continued involvement of its founders and key management. Loss of any such individual could materially impact operations.

• Staffing & Turnover Risk: Recruiting, training, and retaining qualified house managers and staff is critical and may be challenging.

• Operational Complexity: Managing multiple residential properties and residents introduces complexity and operational risk.

• Quality Control Risk: Rapid or poorly managed expansion could lead to inconsistent standards across homes.

Occupancy & Revenue Risks

• Occupancy Variability: Revenue depends on maintaining adequate occupancy levels; vacancies or turnover could reduce cash flow.

- Resident Turnover: Residents may leave earlier than expected, affecting revenue stability.
- Pricing Sensitivity: Market conditions or competitive pressures may limit the Company's ability to raise or maintain pricing.

Real Estate Risks

- Property Availability: Suitable residential properties may be difficult to identify or secure in target markets.
- Lease & Ownership Risk: Lease terms, rent increases, non-renewals, or property acquisition costs could negatively impact margins.
- Maintenance & Repair Costs: Unexpected repairs, property damage, or capital expenditures may increase operating costs.
- Concentration Risk: Performance may be disproportionately impacted by issues at a small number of properties.

Regulatory & Zoning Risks

- Zoning Restrictions: Local zoning laws may restrict or prohibit sober living operations in certain areas.
- Regulatory Uncertainty: Laws governing recovery housing vary by jurisdiction and may change over time.
- Licensing & Classification Risk: Changes in how sober living homes are classified or regulated could increase compliance costs or restrict operations.
- Enforcement Risk: Increased scrutiny or enforcement actions by local authorities could disrupt operations.

Legal & Liability Risks

- Resident Conduct: The Company may be exposed to liability arising from resident behavior, including health incidents or property damage.
- Health & Safety Incidents: Accidents, overdoses, or other incidents could result in legal claims, reputational harm, or operational disruption.
- Insurance Limitations: Insurance coverage may be insufficient to cover all potential claims or losses.
- Litigation Risk: The Company may face lawsuits or claims that are costly and time-consuming to defend.

Market & Competitive Risks

- Fragmented & Competitive Market: The recovery housing market is competitive, with low barriers to entry in some areas.

- New Entrants: New or better-capitalized competitors could increase competition for residents, staff, or properties.
- Reputation Risk: Negative publicity or incidents could materially impact demand and referral relationships.

Dependency on Referral Sources

- Referral Concentration: A portion of demand is driven by treatment center and professional referral relationships.
- Partner Loss: Loss of key referral partners could reduce occupancy and revenue.
- Industry Changes: Consolidation or policy changes within the treatment industry could alter referral dynamics.

Financial & Capital Risks

- Capital Requirements: The Company may require additional capital to fund operations or growth.
- Dilution Risk: Future financing rounds may dilute existing investors.
- Debt or Senior Obligations: Future financing may introduce senior claims on cash flow or assets.
- Cash Flow Risk: Operating expenses may exceed revenues during periods of expansion or low occupancy.

Compliance & Reporting Risks

- Administrative Burden: Increased scale may require more sophisticated compliance, reporting, and internal controls.
- Systems Risk: Failures or limitations in software, data systems, or recordkeeping could impact operations or reporting accuracy.
- Human Error: Manual processes may lead to errors in billing, payments, or reporting.

Social Impact & Outcome Risks

- Outcome Variability: Individual recovery outcomes vary, and the Company cannot guarantee sobriety or success.
- Mission Drift Risk: Balancing growth with mission alignment may present challenges.
- Community Opposition: Local community resistance to sober living homes could limit expansion or create reputational challenges.

Tax & Structural Risks

- Tax Treatment Uncertainty: Tax consequences of the investment may vary by investor and are subject to change.

•	Structural Changes: Changes to entity structure or ownership may impact investor rights or economics.
•	Advisor Reliance: Investors must rely on their own legal, tax, and financial advisors.

Force Majeure & External Risks

•	Economic Conditions: Economic downturns could impact resident affordability or operating costs.
•	Public Health Events: Pandemics or public health crises could disrupt operations.
•	Uncontrollable Events: Natural disasters or other force majeure events may affect properties or operations.

THE OFFERING

The company is using this offering to raise additional funding to further the expansion of our already growing business and meet the capital requirements necessary to facilitate the expansion of additional locations in order to serve more clients.

Use of Proceeds

	If target offering amount sold	If maximum amount sold
Total proceeds	$50,000	$1,000,000
Less: Offering expenses (4% + transaction fees)	$2,500	$50,000
Net Proceeds	$47,500	$950,000
Use of Net Proceeds		
New Home Launch & Setup (35%)	$16,625	$332,500
Operations & Staffing (25%)	$11,875	$237,500
Marketing & Partnerships (15%)	$7,125	$142,500
Systems & Infrastructure (15%)	$7,125	$142,500
Working Capital & Reserves (10%)	$4,750	$95,000
Total Use of Net Proceeds	$47,500	$950,000

Allocations above are **good–faith estimates** and may vary by up to **ten (10) percentage points** based on operational needs and offering proceeds actually received.

Testing-the-Waters

The Company did not conduct any testing-the-waters or solicitation of interest prior to filing this Form C.

Delivery of Securities

Securities will be issued in book-entry form (no paper certificates) and recorded in the Company's records (or by a transfer agent) after closing and satisfaction of escrow release conditions.

Investor Cancellations

Investors may cancel an investment commitment anytime until 48 hours before the offering deadline. If the target offering amount is met before the deadline, the issuer may close the offering early but must provide at least five business days' notice to investors. If the issuer makes a material change to the offering, investors must reconfirm their investment or their commitment will be canceled, and funds returned.

Rolling Closes

The Company may conduct one or more rolling closes of the Offering, which allows the Company to accept investor funds on an ongoing basis as subscription agreements are completed and funds are received in escrow. Following each rolling close, and after satisfaction of the minimum target amount and applicable escrow release conditions, accepted funds will be disbursed to the Company. Investors whose funds are disbursed will be issued their securities and will not be entitled to withdraw their investment. The Company may continue to accept additional investments until the earlier of (i) reaching the maximum offering amount, or (ii) the offering deadline.

Return of Funds

If the Initial Target is not met by the deadline, investor funds are returned.

OWNERSHIP & CAPITAL STRUCTURE

Offering Terms

- **Security Offered:** *Revenue Participation Convertible Note*

- **Initial Target / Maximum:** *$50,000 | $1,000,000.*

- **Oversubscriptions:** *Yes: allocated* **pro-rata** *up to the Maximum.*

- **Deadline:** *Offering will close on August 22, 2026*

Minimum Investment: *$500.*

The terms of the securities may be modified based on the conversion conditions outlined in the convertible note. The convertible note is attached to this Offering Statement.

Investor Rights and Restrictions

The "2026 Funding Round": starts in February 2026 and will continue until the earlier of: (a) the Company raises $1 million through the FundingHope portal, or (b) the Company ends the campaign. The 2026 Funding Round will have multiple closings called "rolling closings." The Note is part of the 2026 Funding Round offering.

First Rolling Close: will happen once the Company raises at least $50,000 and gives at least 5 business days' notice of the closing date and time (unless the Company cancels the campaign).

Later Rolling Closes: After the first closing, additional closings will happen every 4 weeks. The Company will give at least 5 business days' notice before each one. These will continue until the Company raises $1 million or ends the funding round.

Investor Right to Cancel: At least 5 business days before a closing, we will notify you of the closing date and time. You may cancel your investment up to 48 hours before that closing by logging into your FundingHope account and selecting the cancellation option — even if you already signed the Note.

Company's Right to Cancel: The Company may cancel the funding round (or any upcoming rolling close) by giving at least 5 business days' notice before the scheduled closing date.

When This Note Becomes Effective: The Note becomes effective when the rolling close you are part of is completed and the escrowed funds are released to the Company. At that point, both you and the Company are legally bound by its terms.

If the Closing Does Not Happen: If the closing does not occur, or if you cancel in time, your money will be refunded to you. The Note will automatically become void, and neither you nor the Company will have any obligations under it.

Payments

Interest Will Accrue: from the Issue Date and continuing until the principal amount is fully repaid (or converted), interest will accrue on any unpaid, outstanding principal amount on a 365-day actual-days basis, without compounding (meaning interest will accrue only on the unpaid principal balance), at a simple interest rate of **ten percent (10%)** per year ("**interest rate**"). However, the company will not be required to may make any principal repayments or interest payments to you (but may choose to do so) until repayment period begins.

Repayment Period: will begin (and payment become due) on the 10th "business day" (meaning any day other than Saturday, Sunday, or state of federal holiday in California) of the 13th calendar month from the Issue Date, and continue on the 10th business day of each calendar month thereafter until the principal and all accrued interest due under this Note is fully repaid (or converted).

Minimum Monthly Repayment Amount: will be based on the Company's revenue, and will be calculated each month as follows:

First, we will determine the then current "annual revenue run rate", which means the Company's gross revenue for the most recently completed calendar quarter, multiplied by four, and "gross revenue" means the Company's total gross revenue from all sources, calculated on an accrual basis in accordance with consistently applied GAAP, excluding non-recurring or extraordinary items;

Next, we will set aside a percentage of the Company's prior month's gross revenue into a "Revenue Share Pool". The percentage we set aside will be based on the then current annual revenue run rate and the following schedule: if the annual revenue run rate is:	then we will set aside:
below $1,500,000	7% of the prior month's gross revenue

The minimum monthly repayment amount due to you will be the percentage that the unpaid principal amount due to you under the Note represents out of the 2026 Total Outstanding Principal (see Section 2.3.4) amount as of the end of calendar month immediately preceding the month in which a payment is made.

"2026 Total Outstanding Principal" means the combined total of all unpaid principal amounts (including any unpaid portion of the principal amount under the Note) due and owing under all notes issued by the Company during our 2026 Funding Round that remain outstanding at the applicable time.

Monthly Repayment Statements: will be provided concurrently with each minimum monthly repayment, specifying the Company's gross revenue for the applicable calendar month, the applicable annual revenue run rate, how the Revenue Share Pool and the monthly minimum repayment amounts were calculated, and confirmation of payment.

Optional Extra Payments: In addition to the required minimum monthly repayment, we may, at our discretion, make extra payments at any time. Each extra payment will be allocated among noteholders in proportion to their respective share of the 2026 Total Outstanding Principal. No prepayment penalties will apply.

All payments are applied first to unpaid interest and then to principal.

Repayment Cap: means one and one-half times (1.5x) the principal amount, plus all accrued and unpaid interest. Once the Company has paid the capped amount, the Note will have been fully satisfied, and no further payments will be required.

Payment Method: will be by ACH transfer into a U.S. bank account that you designate by written notice, or by paper check made payable to you and mailed to your address specified above (or such other address you specify by written notice), or another method that you and we mutually agree in writing.

Late Payments: means any payment that remains unpaid for more than 5 business days after it becomes due. Company will pay you three percent (3%) of the overdue amount as a late fee. This does not apply to attempted payments that could not be processed through no fault of our own, including but not limited to, payments not being deposited or processed because we did not receive accurate bank information or a current mailing address, your bank is unable to accept an ACH transfer or other ACH payment failures not caused by us, paper checks become lost or undeliverable due to no fault of the Company, or any other reason that a payment is not deposited or delivered to you through no fault of the Company (collectively, "Unintentional Payment Delays").

Maturity Date: is 4 years from the Issue Date, and, unless earlier repaid or converted in accordance with the Note, all outstanding balance (unpaid principal plus accrued and unpaid interest) will be due and payable to you on that Maturity Date. Any amounts unpaid as of the Maturity Date will continue to accrue interest and remain subject to the revenue-based, minimum monthly repayment described in Section 2 of the Note until the Note is fully repaid (or converted).

Conversion Rights

A default occurs if the Company, fails to make a required payment and does not cure it within 15 business days after you provide written notice of default (however, Unintentional Payment Delays will not be a default by the Company); materially breaches the Note and does not cure it within 30 days after you provide written notice of default; becomes insolvent and that insolvency continues for more than 120 calendar days; enters bankruptcy or similar proceedings; or defaults on other debt (meaning other than this Note and other 2026 Funding Round notes) in an amount exceeding $250,000.

If the Company Defaults in one of the ways described under Section 3.1, then you may choose to:

- require the Company to immediately pay the outstanding balance in full;
- pursue any other remedies available under applicable law; or

so long as the Company has raised at least $500,000 through its 2026 Funding Round by the time of default, convert some or all of the outstanding balance (unpaid principal plus accrued and unpaid interest) into non-voting common equity (common membership interests in the Company that have no voting rights except as required by applicable law) at the applicable price under Section 3.4 of the Note.

If a Change of Control Occurs: meaning that the Company (a) sells or transfers all or nearly all of its assets, (b) merges or reorganizes so that its current members no longer hold a majority of voting power, or (c) any person or group other than its current members gains control of more than 50% of the Company's voting power, then the Company may, in its sole discretion, either: repay the outstanding balance (unpaid principal plus accrued and unpaid interest) from the transaction proceeds; or offer you the option to convert the outstanding balance into non-voting common equity at the applicable price.

We must notify you of our decision at least 10 business days before closing the transaction.

Your Conversion Price: will be the lesser of: a price calculated by dividing the valuation cap of $12 million by the Company's fully diluted, outstanding equity immediately prior to the conversion (while assuming conversion of all outstanding convertible securities and exercise of all outstanding options and warrants), or a 20% discount to the price paid by investors in the Company's most recent equity financing (meaning any sale by the Company of its equity securities, including convertible debt securities, in a bona fide arm's length transaction with third-party investors, the proceeds of which are primarily used for general corporate purposes and not primarily to repay the Note), if any has occurred within the 12-month period immediately preceding the event of default.

If you obtain a right to convert and wish to exercise that right (for all or a portion of the outstanding balance due to you under the Note), you must provide us with written notice (a) clearly stating that you are exercising your conversion right, and (b) specifying the amount to be converted (any partial conversion amount will applied to unpaid and accrued interest first, then to principal). The conversion takes effect on the date that your notice is deemed given, and the Company will issue the equity within 30 days.

The purpose of conversion is to provide you with a protective option in the event of a default or sale of the Company; the expected method of repayment of the Note is not conversion but revenue-based payments.

Transfer Restrictions

Securities purchased in this offering are restricted and may not be resold for one (1) year from the date of purchase, except as permitted by Regulation Crowdfunding and applicable law (including transfers to the issuer, to accredited investors, to family members in connection with death or divorce, or as otherwise allowed).

Description of Outstanding Securities

Name: AmosX Holdings LLC Percentage of Ownership: 50%

Name: 1451 Holdings LLC Percentage of Ownership: 50%

As of the date of this Offering Statement, GWREI Group LLC has not issued any additional securities including common or preferred stock, debt securities such as bonds, stock options, warrants, or any convertible securities.

The company has maintained it's original ownership structure as outlined in the original LLC Operating Agreement consisting of only its two original members.

Risks Associated with Potential Corporate Actions

Purchasers of these securities may be subject to the following risks associated with corporate actions:

1. **Additional Issuances of Securities:** Future fundraising rounds could result in the issuance of new shares, diluting the percentage ownership of existing shareholders.
2. **Issuer Repurchases of Securities:** The company retains the right to repurchase shares at its discretion, which could impact shareholder liquidity.
3. **Sale of the Issuer or Assets:** If the company is acquired, investors may receive proceeds that are **less than their initial investment** depending on the terms of the transaction.

Corporate decisions made by the Company may materially affect investors, particularly those who do not have control over Company decisions. Future fundraising rounds may dilute existing investors' ownership interests or introduce new securities with rights senior to or different from those held by current investors. Stock buybacks or redemptions, if undertaken, would be at management's discretion and may not be offered to all investors or on equal terms. A sale of the Company or its assets could occur at a time or valuation that differs from an investor's expectations and may result in outcomes that favor certain classes of investors. The structure of any sale or liquidity event could also affect the timing and amount of proceeds received by investors. In addition, the Company may enter into related-party transactions with founders, officers, or affiliates, which may present conflicts of interest. While such transactions are intended to be conducted on terms believed to be reasonable, they may not reflect arm's-length market terms. As a result, investors must rely on management's judgment, which may differ from the preferences of individual investors.

Material Indebtedness of the Issuer

The Company does not have any outstanding loans, credit facilities, or long-term debt obligations. The Company does maintain approximately $10,000 in outstanding credit card balances in the ordinary course of business, which are used for operating expenses and are paid in full each month. These credit card balances do not bear long-term interest and are not considered material debt obligations. Other than the foregoing, the Company has no material indebtedness.

Other Exempt Offerings

The issuer has not conducted any other exempt offerings in the past three years.

Related Party Transactions

Neither the issuer nor any entities controlled by, or under common control with, the issuer have been a party to any transaction since the beginning of the issuer's last fiscal year, nor are there any currently proposed transactions, in which the amount involved exceeds five percent of the aggregate capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period (including the amount sought in this offering) and in which any director, officer, 20% beneficial owner, promoter, or their immediate family member had or is expected to have a direct or indirect material interest.

The issuer confirms that no related-party transactions meeting the above criteria have occurred or are contemplated. All business relationships and financial arrangements with officers, directors, or significant owners are conducted on an arm's-length basis and do not constitute material related-party transactions under Regulation Crowdfunding disclosure requirements.

Financial Condition of the Issuer

The Company began operations in August 2024 with the launch of its first sober living home. Initial operations focused on validating demand, establishing referral relationships with treatment providers, and developing standardized operating procedures for resident intake, house management, and compliance. Throughout 2024 and 2025, the Company expanded deliberately by replicating its operating model across additional properties while refining internal systems and processes. By the end of 2025, the Company had grown to five operating sober living homes, demonstrating the repeatability of its model and its ability to scale housing capacity while maintaining consistent standards. This operating history reflects a transition from early-stage validation to a multi-home platform with established operations and active referral-driven demand.

The Company is currently operating on a profitable basis, generating approximately $80,000 in gross monthly revenue with an average profit margin of approximately 27%. Revenue is derived primarily from recurring monthly rent paid by residents across the

Company's sober living homes, resulting in relatively predictable cash inflows tied to occupancy levels. Operating expenses consist mainly of housing-related costs, staffing, and general administrative expenses, which are managed with an emphasis on maintaining disciplined unit economics at the home level. From a liquidity standpoint, the Company maintains approximately $50,000 in cash on hand, which management believes is sufficient to support current operations. The Company has no outstanding material debt obligations, and it does not rely on significant leverage to fund day-to-day activities. Capital resources to date have been generated primarily from operating cash flow rather than external financing. Historically, the Company has focused on growing revenue through measured expansion while maintaining profitability and cost control. Management believes the Company's current financial condition reflects a stable operating base with positive cash flow, modest working capital needs, and flexibility to deploy additional capital toward growth initiatives as contemplated in this offering.

Ongoing Reporting

Following the closing of this offering, the Company will file **annual reports on Form C-AR** with the SEC and make such reports available on its website within **120 days** after the end of each fiscal year, for so long as required under Regulation Crowdfunding.

Forward-Looking Statements

This Form C Offering Statement contains financial projections and other forward-looking statements. These projections are management's best estimates and involve risks and uncertainties. Actual results may differ materially. Investors should not place undue reliance on forward-looking statements.

Disqualification Statement (Regulation Crowdfunding Rule 503 Compliance)

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner, or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities (calculated as described in SEC Question 6), any promoter connected with the issuer in any capacity at the time of this offering, any person who has been or will be paid (directly or indirectly) for the solicitation of purchasers in connection with this offering, or any general partner, director, officer, or managing member of any such solicitor:

None of these parties are subject to any disqualifying events described in Rule 503 of Regulation Crowdfunding, including but not limited to:

- Criminal convictions in connection with the purchase or sale of any security;
- Court orders restraining involvement in securities, investment, or financial activities;
- Final orders from state or federal financial regulatory authorities;

- Commission orders related to suspension, limitations, or penny stock bars;
- Cease-and-desist orders for scienter-based anti-fraud violations or violations of Section 5 of the Securities Act;
- Suspensions or expulsions from self-regulatory organizations;
- Stop orders or investigation proceedings related to registration statements or Regulation A filings; or
- Orders by the U.S. Postal Service regarding fraudulent conduct.

As such, no disqualifying events have occurred prior to May 16, 2016, or thereafter, that would render the issuer ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act.

Financial statements independently reviewed by a CPA are provided as part of this offering and have been submitted to the SEC as a separate exhibit.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Michael Westerband

Michael Westerband
CEO

Dat Ngo,CPA

1338 Wayne Street
Easton, PA 18045
908-283-0456
Dat_Ngo@outlook.com

Independent Accountant's Review Report

To Management
GWREI Group, LLC / DBA Gracious Wellsprings
2533 S. Spaulding Ave
Los Angeles, CA 90016

I have reviewed the accompanying financial statements of **GWREI Group, LLC/DBA Gracious Wellsprings** (the "Company"), which comprise the balance sheet as of **December 31, 2025**, and the related statements of income, changes in equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion:

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Dat Ngo

Dat Ngo, CPA
January 15, 2026

Balance Sheet

GWREI GROUP LLC

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Chase Chk 2190	41,809.77
Chase Chk 9924	214.27
Chase Sav 6891	7,964.48
PayPal	0.00
Total for Bank Accounts	**$49,988.52**
Accounts Receivable	
Accounts Receivable (A/R)	19,069.22
Total for Accounts Receivable	**$19,069.22**
Other Current Assets	
Payments to deposit	0.00
Total for Other Current Assets	**$0.00**
Total for Current Assets	**$69,057.74**
Other Assets	
Security deposits	4,394.00
Total for Other Assets	**$4,394.00**
Total for Assets	**$73,451.74**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX CC 1002	7,685.93
CHASE CC 1230	5,487.33
Total for Credit Cards	**$13,173.26**
Total for Current Liabilities	**$13,173.26**
Total for Liabilities	**$13,173.26**
Equity	
Andrew's Equity	
Andrew's Distributions	-9,570.00
Total for Andrew's Equity	**-$9,570.00**
Bank Verification Deposit	0.25
Equity Variance to Prior Year	582.80
Michael's Equity	639.86
Retained Earnings	
Net Income	68,625.57
Total for Equity	**$60,278.48**
Total for Liabilities and Equity	**$73,451.74**

Profit and Loss

GWREI GROUP LLC

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Discounts given	-4,800.00
PayPal sales	0.01
Sales	$372,066.44
Monthly Bed Rentals	67,900.00
Monthly Bed Rentals Discounted	14,400.03
Total for Sales	**$454,366.47**
Total for Income	**$449,566.48**
Gross Profit	**$449,566.48**
Expenses	
Advertising & marketing	7,910.67
Client Meals & Supplies	10,980.44
Contract labor	40,603.56
Contributions to charities	374.00
Freelance Service	794.25
Freight & Delivery	934.00
General business expenses	
Bank fees & service charges	928.50
Memberships & subscriptions	279.98
Uniforms	237.12
Total for General business expenses	**$1,445.60**
Insurance	5,957.66
Interest paid	465.47
Legal & accounting services	
Accounting fees	3,510.39
Legal fees	215.75
Licenses and Permits	315.00
Total for Legal & accounting services	**$4,041.14**
Meals	1,508.70
Office expenses	
Office supplies	22,632.54
Small tools & equipment (deleted)	674.47
Software & apps	5,592.71
Total for Office expenses	**$28,899.72**
QuickBooks Payments Fees	3,233.73
Rent	227,454.85
Repairs & maintenance	1,695.00
Supplies & materials	2,357.38

Profit and Loss

GWREI GROUP LLC

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Travel	
Hotels	151.78
Taxis or shared rides	7,523.88
Total for Travel	**$7,675.66**
Uncategorized Expense	802.77
Utilities	$152.07
Natural Gas	1,738.40
Telephone & Internet	569.93
Water & Electricity	15,837.84
Total for Utilities	**$18,298.24**
Total for Expenses	**$365,432.84**
Net Operating Income	**$84,133.64**
Other Income	
Interest Earned	0.48
Rewards & Cashback	0.00
Total for Other Income	**$0.48**
Other Expenses	
Loan Repayment	15,393.80
Vehicle expenses	
Parking & tolls	91.40
Vehicle gas & fuel	23.35
Total for Vehicle expenses	**$114.75**
Total for Other Expenses	**$15,508.55**
Net Other Income	**-$15,508.07**
Net Income	**$68,625.57**

Statement of Cash Flows

GWREI GROUP LLC

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	68,625.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-19,069.22
AMEX CC 1002	7,685.93
CHASE CC 1230	5,487.33
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$5,895.96**
Net cash provided by operating activities	**$62,729.61**
INVESTING ACTIVITIES	
Due to / From CalifX Properties, LLC (deleted)	-164.00
Security deposits	-4,394.00
Net cash provided by investing activities	**-$4,558.00**
FINANCING ACTIVITIES	
Andrew's Equity:Andrew's Distributions	-9,570.00
Bank Verification Deposit	0.25
Equity Variance to Prior Year	582.80
Michael's Equity	639.86
Net cash provided by financing activities	**-$8,347.09**
NET CASH INCREASE FOR PERIOD	**$49,824.52**
Cash at beginning of period	**$164.00**
CASH AT END OF PERIOD	**$49,988.52**



Statement of Changes in Equity
GWREI Group, LLC (dba Gracious Wellsprings)

Equity split per Operating Agreement:
AmosX Holdings, LLC (Michael Westerband): 50%
1452 Holdings, LLC (William Andrew Tyree): 50%

For the Fiscal Year Ended December 31, 2025
(Amounts in USD)

Description	Members' Capital
Beginning Equity – January 1, 2025	$64,000.00
Capital Contributions	+ $0
Net Income (Loss)	+ $68,625.87
Distributions / Dividends	– $9,570.00 (1452 Holdings)
Ending Gross Equity – December 31, 20XX	$132,625.87
AmosX Holdings, LLC Equity:	$71,097.94
1452 Holdings, LLC Equity:	$61,527.93



Funding Hope Footnotes to the Financial Statements
Dated January 14, 2026

Accounting policies

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. Revenue is primarily derived from residential housing fees. Revenue is recognized on a straight-line basis over the period in which housing and related services are provided.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives ranging from 5 to 7 years for furniture and equipment.

Description of debt obligations or convertible notes

The Company had no outstanding debt obligations, including promissory notes or lines of credit, as of December 31, 2025. Additionally, the Company has not issued and does not have outstanding any convertible notes, SAFEs, or similar equity-linked instruments as of that date.

Related-party transactions

The Company does not conduct transactions with related parties, including officers, members, or entities under common control. No related-party receivables or payables existed as of December 31, 2025.

Subsequent events

The Company evaluated events and transactions occurring after December 31, 20XX through the date the financial statements were available to be issued. No material subsequent events occurred that would require adjustment to or disclosure in the financial statements.

Commitments and contingencies

The Company is obligated under operating leases for residential properties with minimum future lease payments of approximately $320,000 over the next 11 months. The Company is not currently a party to any material legal proceedings.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) on the accrual basis of accounting.

REVENUE-PARTICIPATING CONVERTIBLE PROMISSORY NOTE

Issue Date ("Issue Date"): _____

Principal Amount ("principal"): $ _____

Your Name ("Holder" / "you" / "your") : _____

Your Address: _____

_____

Your Telephone No.: _____

Your Email: _____

THIS REVENUE-PARTICIPATING CONVERTIBLE PROMISSORY NOTE ("**Note**") is issued by **GWREI Group, LLC**, a California limited liability company, doing business as "Gracious Wellsprings" ("**Company**" / "**we**" / "**us**" / "**our**"), to you, the Holder identified above, as of the Issue Date set forth above, and Company and Holder agree as follows:

RECITALS

WHEREAS, we operate sober-living and recovery housing facilities and seek to raise capital to expand operations, increase bed capacity, and support growth initiatives through an offering pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended, and Rule 506(c) of Regulation D (through the crowdfunding portal/website owned and operated by FundingHope LLC, an Illinois limited liability company that is a registered SEC funding portal (File No. 007-00380) and a FINRA member); and

WHEREAS, you wish to provide financing to us by purchasing this Note for the principal amount above (through FundingHope's crowdfunding portal/website) under these terms and conditions;

NOW THEREFORE, in consideration of the mutual covenants and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, and upon this Note becoming effective, we agree to repay you the principal amount set forth above, together with accrued interest, in accordance with the following terms and conditions, and you agree to be bound by these terms and conditions:

1.   **WHEN DOES THIS NOTE BECOME EFFECTIVE?**

     1.1.   **The "2026 Funding Round"**: starts in February 2026 and will continue until the earlier of: (a) the Company raises $1 million through the FundingHope portal, or (b) the Company ends the campaign. The 2026 Funding Round will have multiple closings called "rolling closings." This Note is part of the 2026 Funding Round offering.

     1.2.   **When Do Rolling Closings Happen**?

          1.2.1.   **First Rolling Close**: will happen once the Company raises at least $50,000 and gives at least 5 business days' notice of the closing date and time (unless the Company cancels the campaign).

1.2.2. **Later Rolling Closes**: After the first closing, additional closings will happen every 4 weeks. The Company will give at least 5 business days' notice before each one. These will continue until the Company raises $1 million or ends the funding round.

1.3. **Your Right to Cancel**: At least 5 business days before a closing, we will notify you of the closing date and time. You may cancel your investment up to 48 hours before that closing by logging into your FundingHope account and selecting the cancellation option — even if you already signed this Note.

1.4. **Company's Right to Cancel**: The Company may cancel the funding round (or any upcoming rolling close) by giving at least 5 business days' notice before the scheduled closing date.

1.5. **When This Note Becomes Effective**: This Note becomes effective when the rolling close you are part of is completed and the escrowed funds are released to the Company. At that point, both you and the Company are legally bound by its terms.

1.6. **If the Closing Does Not Happen**: If the closing does not occur, or if you cancel in time, your money will be refunded to your FundingHope account. This Note will automatically become void, and neither you nor the Company will have any obligations under it.

2. HOW YOU WILL BE PAID UNDER THIS NOTE:

2.1. **Interest Will Accrue**: from the Issue Date and continuing until the principal amount is fully repaid (or converted under Section 3), interest will accrue on any unpaid, outstanding principal amount on a 365-day actual-days basis, without compounding (meaning interest will accrue only on the unpaid principal balance), at a simple interest rate of **ten percent (10%)** per year ("**interest rate**"). However, we will not be required to may make any principal repayments or interest payments to you (but may choose to do so) until repayment period begins.

2.2. **Repayment Period**: will begin (and payment become due) on the **10th** "**business day**" (meaning any day other than Saturday, Sunday, or state of federal holiday in California) of the **13th calendar month** from the Issue Date, and continue on the **10th business day** of each calendar month thereafter until the principal and all accrued interest due under this Note is fully repaid (or converted under Section 3).

2.3. **Minimum Monthly Repayment Amount**: will be based on the Company's revenue, and will be calculated each month as follows:

2.3.1. First, we will determine the then current "**annual revenue run rate**", which means the Company's gross revenue for the most recently completed calendar quarter, multiplied by four, and "**gross revenue**" means the Company's total gross revenue from all sources, calculated on an accrual basis in accordance with consistently applied GAAP, excluding non-recurring or extraordinary items;

2.3.2. Next, we will set aside a percentage of the Company's prior month's gross revenue into a "**Revenue Share Pool**". The percentage we set aside will be based on the then current annual revenue run rate and the following schedule:

if the annual revenue run rate is:	then we will set aside:
below $1,500,000	**7%** of the prior month's gross revenue

from $1,500,000 to $2,500,000	**9%** of the prior month's gross revenue
above $2,500,000	**11%** of the prior month's gross revenue

2.3.3.   The minimum monthly repayment amount due to you will be the percentage that the unpaid principal amount due to you under this Note represents out of the 2026 Total Outstanding Principal (see Section 2.3.4) amount as of the end of calendar month immediately preceding the month in which a payment is made.

2.3.4.   "**2026 Total Outstanding Principal**" means the combined total of all unpaid principal amounts (including any unpaid portion of the principal amount under this Note) due and owing under all notes issued by the Company during our 2026 Funding Round that remain outstanding at the applicable time.

2.4.   **Monthly Repayment Statements**: will be provided concurrently with each minimum monthly repayment, specifying the Company's gross revenue for the applicable calendar month, the applicable annual revenue run rate, how the Revenue Share Pool and the monthly minimum repayment amounts were calculated, and confirmation of payment.

2.5.   **Optional Extra Payments**: In addition to the required minimum monthly repayment, we may, at our discretion, make extra payments at any time. Each extra payment will be allocated among noteholders in proportion to their respective share of the 2026 Total Outstanding Principal. No prepayment penalties will apply.

2.6.   **How Payments Are Applied**: All payments are applied first to unpaid interest and then to principal.

2.7.   **Repayment Cap**: means **one and one-half times (1.5x)** the principal amount, plus all accrued and unpaid interest. Once the Company has paid the capped amount, this Note will have been fully satisfied, and no further payments will be required.

2.8.   **Payment Method**: will be by ACH transfer into a U.S. bank account that you designate by written notice, or by paper check made payable to you and mailed to your address specified above (or such other address you specify by written notice), or another method that you and we mutually agree in writing.

2.9.   **Late Payments**: means any payment that remains unpaid for more than **5 business days** after it becomes due under this Note. Company will pay you **three percent (3%)** of the overdue amount as a late fee. This does not apply to attempted payments that could not be processed through no fault of our own, including but not limited to, payments not being deposited or processed because we did not receive accurate bank information or a current mailing address, your bank is unable to accept an ACH transfer or other ACH payment failures not caused by us, paper checks become lost or undeliverable due to no fault of the Company, or any other reason that a payment is not deposited or delivered to you through no fault of the Company (collectively, "**Unintentional Payment Delays**").

2.10.   **Maturity Date**: is **4 years** from the Issue Date, and, unless earlier repaid or converted in accordance with this Note, all outstanding balance (unpaid principal plus accrued and unpaid interest) will be due and payable to you on that Maturity Date. Any amounts unpaid as of the Maturity Date will continue to accrue interest and remain subject to the revenue-based, minimum monthly repayment described in this Section 2 until this Note is fully repaid (or converted under Section 3).

3. **YOUR CONVERSION RIGHTS**

3.1. **What Qualifies as a Default by the Company?** A default occurs if the Company:

3.1.1. fails to make a required payment and does not cure it within 15 business days after you provide written notice of default (however, Unintentional Payment Delays will not be a default by the Company);

3.1.2. materially breaches this Note and does not cure it within 30 days after you provide written notice of default;

3.1.3. becomes insolvent and that insolvency continues for more than 120 calendar days;

3.1.4. enters bankruptcy or similar proceedings; or

3.1.5. defaults on other debt (meaning other than this Note and other 2026 Funding Round notes) in an amount exceeding $250,000.

3.2. **If the Company Defaults**: in one of the ways described under Section 3.1, then you may choose to:

3.2.1. require the Company to immediately pay the outstanding balance in full;

3.2.2. pursue any other remedies available under applicable law; or

3.2.3. so long as the Company has raised at least $500,000 through its 2026 Funding Round by the time of default, convert some or all of the outstanding balance (unpaid principal plus accrued and unpaid interest) into non-voting common equity (common membership interests in the Company that have no voting rights except as required by applicable law) at the applicable price under Section 3.4.

3.3. **If a Change of Control Occurs**: meaning that the Company (a) sells or transfers all or nearly all of its assets, (b) merges or reorganizes so that its current members no longer hold a majority of voting power, or (c) any person or group other than its current members gains control of more than 50% of the Company's voting power, then the Company may, in its sole discretion, either:

3.3.1. repay the outstanding balance (unpaid principal plus accrued and unpaid interest) from the transaction proceeds; or

3.3.2. offer you the option to convert the outstanding balance into non-voting common equity at the applicable price under Section 3.4.

3.3.3. We must notify you of our decision at least **10 business days** before closing the transaction.

3.4. **Your Conversion Price**: will be the lesser of:

3.4.1. a price calculated by dividing the valuation cap of $12 million by the Company's fully diluted, outstanding equity immediately prior to the conversion (while assuming conversion of all outstanding convertible securities and exercise of all outstanding options and warrants), or

3.4.2. a 20% discount to the price paid by investors in the Company's most recent equity financing (meaning any sale by the Company of its equity securities, including convertible debt securities, in a bona fide arm's length transaction with third-party investors, the proceeds of which are primarily used for general corporate purposes and not primarily to repay this Note), if any has occurred within the 12-month period immediately preceding the event of default.

3.5.   **How to Exercise Your Option to Convert**: If you obtain a right to convert under Section 3.2 or Section 3.3 and wish to exercise that right (for all or a portion of the outstanding balance due to you under this Note), you must provide us with written notice (a) clearly stating that you are exercising your conversion right, and (b) specifying the amount to be converted (any partial conversion amount will applied to unpaid and accrued interest first, then to principal). The conversion takes effect on the date that your notice is deemed given under Section 4.9, and the Company will issue the equity within 30 days.

3.6.   **Purpose of Conversion**: is to provide you with a protective option in the event of a default or sale of the Company; the expected method of repayment of this Note is not conversion but revenue-based payments.

4.   **GENERAL PROVISIONS**

4.1.   **Financial Statements**: The Company will provide you with audited (or, if unavailable, reviewed) annual financial statements within 120 days after each fiscal year ends, and unaudited quarterly financial statements within 45 days after each fiscal quarter ends. You may review the Company's revenue records, at your sole expense, upon providing us with at least 3 business days' prior, written notice (but no more than once in a 12-month period and only during the Company's normal business hours).

4.2.   **Use of Funds**: Note proceeds will be mainly used to expand sober-living homes, hire staff, ensure compliance and licensing, and support general growth, and may also be used for debt repayment (existing or future debts, including any debts incurred through 2026 Funding Round). Funds will not be used for anything illegal.

4.3.   **Unsecured Note**: This Note is not secured by any lien on the Company's assets, nor is it secured by any personal guarantee or lien on personal assets of the Company's members or managers.

4.4.   **No Control or Voting Rights**: This Note does not give the Holder any voting rights, board seats, or control over Company decisions.

4.5.   **Company's Confirms that**:
- it is properly formed, legally operating, and authorized to issue this Note;
- it will follow all applicable federal, state, and local laws, including those specific to sober-living and recovery housing operations;
- it will remain in good legal standing in its home state and any other place where failing to do so would materially harm the business;
- this Note is valid and binding;
- issuing the Note does not violate its governing documents, contracts, or laws; and
- the Note is being offered in compliance with applicable securities laws, including Regulation D and/or Regulation Crowdfunding.

4.6. **Holder Confirms that**:
- the Note is being purchased for investment, not resale;
- the Holder understands the risks, including the possibility of losing the entire investment, and can afford that risk;
- the Holder understands the Note is a restricted security and generally cannot be sold or transferred for at least one year, except in limited circumstances;
- the Holder will keep contact information current so notices can be properly delivered;
- upon this Note being fully repaid (or converted under Section 3), the Holder shall promptly deliver to the Company a signed release and satisfaction (or return of the authoritative copy of this Note adequately marked satisfied, paid in full, or cancelled), and if Holder fails to do so, Holder will be responsible for all fees and costs the Company incurs to enforce this provision, including reasonable attorney's fees and costs, and such fees and costs will not be subject to the limitation of damages under Section 4.13 or limitation of legal costs under Section 4.14.

4.7. **Transfers**: This Note cannot be transferred without the Company's prior, written consent, except for limited transfers to family members, trusts, estates, or under court orders. Any transfer is effective only once recorded by the Company.

4.8. **Amendments/Waivers**: Any amendment or waiver must be in writing, and signed and approved by both parties.

4.9. **Notices**: All notices before closing may be sent electronically through the FundingHope portal and are considered given when sent.

All notices after closing must be in writing. They are considered given when emailed during the recipient's normal business hours. If sent outside business hours, they are considered given on the next business day. Each party agrees to receive legal notices via email, and to keep the other party informed of his/her/its current email address.

If the law requires a paper notice, it will be considered given:
(i) when personally delivered,
(ii) three days after being sent by certified U.S. Mail (return receipt requested), or
(iii) one day after being sent by a reputable overnight courier.

A copy of any required paper notice must also be sent by email as a courtesy.

Either party may change its notice address by giving written notice to the other party.

All notices must be sent to:

If to Company: GWREI Group, LLC
Attn: Michael Westerband
1401 21st Street, Suite R
Sacramento, California 95811
Email: michael@graciouswellsprings.com

If to Holder: to the address and email specified above

4.10. **Governing Law**: This Note shall be governed by and construed in accordance with laws of the State of California, without giving effect to any choice of law or conflict of law provision that would cause the application of the laws of any jurisdiction to apply.

4.11. **Arbitration**. Any legal dispute relating to or arising out of this Note, including arbitrability of this Note, shall be resolved before a single arbitrator from either ADR Services, JAMS, or Judicate West, and shall be held in Los Angeles County (to which the parties irrevocably submit). If parties cannot agree on the arbitral organization, then the one the lowest fee will be selected. Arbitration costs are shared equally, and the arbitrator may not modify this agreement or grant remedies unavailable in court. Unless all parties otherwise agree in writing or the arbitrator deem it reasonably necessary, third-party discovery will not be permitted. Except to the extent modified herein, the California Arbitration Act (Code of Civil Procedure §§ 1280 *et seq*.), including its discovery procedures, shall apply to the arbitration proceedings. Judgments may be enforced in any court with competent jurisdiction.

4.12. **No Jury Trial**: TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS NOTE.

4.13. **Limitation of Damages**: NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT WILL EITHER PARTY BE RESPONSIBLE FOR ANY INCIDENTAL, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE, OR EXEMPLARY DAMAGES OF ANY KIND, INCLUDING DAMAGES FOR LOST GOODWILL, LOST PROFITS, LOST BUSINESS OR OTHER INDIRECT ECONOMIC DAMAGES, WHETHER SUCH CLAIM IS BASED ON CONTRACT, NEGLIGENCE, TORT (INCLUDING STRICT LIABILITY) OR OTHER LEGAL THEORY, AS A RESULT OF A BREACH OF ANY WARRANTY OR ANY OTHER TERM OF THIS NOTE, AND REGARDLESS OF WHETHER A PARTY WAS ADVISED OR HAD REASON TO KNOW OF THE POSSIBILITY OF SUCH DAMAGES IN ADVANCE, AND THE MAXIMUM AMOUNT RECOVERABLE FOR ANY DAMAGES FOR ANY CLAIM RELATING TO OR ARISING OUT OF THIS NOTE SHALL NOT EXCEED AN AMOUNT EQUAL TO THE REPAYMENT CAP MINUS ANY PREVIOUS PAYMENTS TOWARDS THE PRINCIPAL AMOUNT.

4.14. **Legal Costs**: If there is a dispute, the winning party may recover reasonable legal costs, but in no event may an award of attorney’s fees exceed an amount equal to the maximum amount specified in Section 4.13.

4.15. **Securities Law Notice**: The Note (and any equity issued upon conversion) is not registered and may only be transferred in compliance with securities laws and the Note’s transfer restrictions.

4.16. **Severability**: If any provision of this Note is unenforceable, the validity, legality, and rest of this Note will not be affected or impaired and remain enforceable.

4.17. **Who Is Bound**: The Note applies to and benefits both parties and their permitted successors and assigns.

4.18. **Entire Agreement**: This Note is the full agreement between the parties and replaces any prior discussions or agreements.

4.19. **Electronic Signatures Allowed**: The parties agrees that this Note and any related agreements may be executed by electronic signature, including but not limited to, clicking "I Agree,"

digital signature platforms (e.g., DocuSign), or email confirmation. By utilizing an electronic signature, the signing party intend to be legally bound by this agreement to the same extent as if they had signed a paper document with a handwritten signature. The parties agree that an electronic signature or electronic record (as defined by the E-SIGN Act 15 U.S.C. § 7001 *et seq*. and UETA) is valid, binding, and admissible in any court or arbitration proceeding as an original document. If signed electronically, the electronic record of this transaction maintained by the Holder shall be deemed the authoritative copy of this agreement.

[*SIGNATURE PAGE FOLLOWS*]

IN WITNESS WHEREOF, the Company has caused this Note to be executed and delivered as of the Issue Date set forth above.

COMPANY:
GWREI Group, LLC

By: _____

Name: _____

Title: _____

HOLDER ACKNOWLEDGMENT
By signing below, the Holder acknowledges receipt of this Note and agrees to be bound by its terms and conditions, including the representations and warranties set forth in Section 4.6.

HOLDER: _____

Signature: _____

Print Name: _____

Date Signed: _____